EXHIBIT 99.1

Dual-Listed RedHill Biopharma to Voluntarily Delist from Tel-Aviv Stock Exchange

TEL-AVIV, Israel and RALEIGH, N.C., Nov. 15, 2019 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases, today announced that it will voluntarily delist its ordinary shares from trading on the Tel Aviv Stock Exchange (TASE).

Under Israeli law and the TASE rules, the delisting of RedHill’s ordinary shares from trading on the TASE will take place at least 90 days after the date of this announcement, which is expected to be on or about February 13, 2020.

RedHill's American Depositary Shares (ADSs), each of which represents 10 ordinary shares, will continue to trade on the Nasdaq Global Market under the symbol “RDHL”. The Company has confirmed that there is nothing to prevent the Company’s ordinary shares that are traded on the TASE from trading on the Nasdaq Global Market as ADSs representing ordinary shares shortly after the delisting from the TASE.

Micha Ben Chorin, RedHill’s Chief Financial Officer, said: “RedHill is proud to be an Israeli company, and our headquarters and management will remain in Tel Aviv. Over the last few years the focus of RedHill’s activities and trading has shifted to the U.S., and therefore our board has decided it would be in the best interest of the Company and its shareholders to consolidate trading on NASDAQ. We would like to thank the TASE for their support and collaboration over the years.”

RedHill urges all holders of its ordinary shares to convert their ordinary shares into ADSs through their banks or brokers. The Bank of New York Mellon, the Depositary of RedHill’s ADS program, has agreed to waive conversion and issuance fees for all shareholders who will convert their ordinary shares until the last trading day on the TASE. Holders of the Company's ordinary shares are encouraged to contact their banks or brokers with any questions about the conversion process.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel Aviv Stock Exchange: RDHL) is a specialty biopharmaceutical company, primarily focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases. RedHill commercializes and promotes several gastrointestinal products in the U.S., Donnatal®, EnteraGam®, and Mytesi®, and is planning to launch Aemcolo® and Talicia® in the U.S.1 RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) ABC294640 (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the commencement or the timing of a confirmatory Phase 3 study for RHB-102 (Bekinda) for acute gastroenteritis and gastritis and two pivotal Phase 3 studies for RHB-102 (Bekinda) for IBS-D, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, Aemcolo®, Donnatal®, EnteraGam® and Mytesi®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2019, as amended on May 15, 2019. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

1 For full prescribing information see: Aemcolo®: www.Aemcolo.com; Mytesi®: www.Mytesi.com; EnteraGam® https://bit.ly/2N3q7DW; Talicia®: https://www.accessdata.fda.gov/drugsatfda_docs/label/2019/213004lbl.pdf.

Company contact:
Adi Frish
Senior VP of Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com